SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RADYNE COMSTREAM INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $.001 Par Value Per Share,
Under the Radyne ComStream Inc. 1996 Incentive Stock Option Plan and
2000 Long-Term Incentive Plan
(Title of Class of Securities)

750611 40 2
(CUSIP Number of Class of Securities)

Garry D. Kline
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable	Filing Party: Date Filed:	Not applicable. Not applicable.

[x]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rules 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

TEXT OF LETTER PROVIDED TO EMPLOYEES ON DECEMBER 20, 2002

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Radyne ComStream Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Radyne ComStream will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal, and other related documents. Employees of Radyne ComStream who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal, and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Radyne ComStream who are eligible for the offer to exchange. Additional copies of these documents may be obtained without charge by employees of Radyne ComStream who are eligible for the offer to exchange by contacting the person specified in these documents.
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To: Current Eligible Radyne ComStream Employees

We would like to announce that the board of directors of Radyne ComStream has approved an important new option exchange program for eligible Radyne ComStream employees that currently have option grants. As a result of the volatility in the stock market reflecting the current economic climate, many of you hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our board of directors recognizes that your options may not currently be providing appropriate performance incentives, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, we are happy to announce that Radyne ComStream’s board of directors has authorized an option exchange program. This is a voluntary program that allows eligible employees of Radyne ComStream to cancel their current stock options with exercise prices ranging between $6.00 and $8.25 and between $14.00 and $14.63 per share in exchange for new options that will be granted no earlier than six months and one day after the options are canceled. Partial tenders within a single option grant will not be allowed. If an employee elects to tender an eligible option, the employee must tender the entire option and not a portion of it. Executive officers, directors, and non-employees are not eligible for this offer. Additionally, employees who have received options within six months and a day of the commencement of the exchange offer are not permitted to participate.

If you elect to voluntarily participate in this program, you will receive an option to purchase new shares based on the following exchange ratio schedule, subject to adjustments for any future stock splits, dividends and similar events:

Exercise Price Range	Exchange Ratio	Example

$6.00 — $8.25	0.67 shares covered by a new option for every 1 share covered by a cancelled option	Existing option to purchase 1,000 shares at $7.00 exercise price could be exchanged for option to purchase 670 shares at a new exercise price equal to stock price at date of new option grant

$14.00 — $14.63	0.40 shares covered by a new option for every 1 share covered by a cancelled option	Existing option to purchase 1,000 shares at $14.50 exercise price could be exchanged for option to purchase 400 shares at a new exercise price equal to stock price at date of new option grant

You will be receiving detailed information about this program within the next several days, including a set of frequently asked questions and answers about the program. The offer will be made under the terms and subject to the conditions of an offer to exchange and related documents that will either be e-mailed to your Radyne ComStream e-mail account (unless you otherwise notify us that you prefer to receive these documents in paper format) or mailed to you with your next paycheck. You can request paper format by contacting Garry D. Kline at (602) 437-9620.

Robert C. Fitting Chief Executive Officer